Exhibit 99.2

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

GLASS HOUSE RETAIL, LLC

A California Limited Liability Company

Dated as of June 12, 2026

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SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF GLASS HOUSE RETAIL, LLC

This Second Amended and Restated Limited Liability Company Agreement (this "Agreement") of Glass House Retail, LLC, a California limited liability company (the "Company"), is entered into as of June 12, 2026 (the "Effective Date"), by and among the Company, NSJB Investments LLC, a California limited liability company (the "Investor"), and GHB Usub, LLC, a Delaware limited liability company ("Holdings", and together with the Investor, the "Members", and each individually, a "Member").

RECITALS

WHEREAS, the Company was formed as a California limited liability company on October 27, 2020 by the filing of Articles of Organization with the California Secretary of State pursuant to the California Revised Uniform Limited Liability Company Act (Cal. Corp. Code §§ 17701.01 et seq., as amended from time to time, the "Act");

WHEREAS, the Company entered into that certain Operating Agreement dated as of October 27, 2020, which was subsequently amended and restated by the First Amended and Restated Operating Agreement dated as of December 20, 2021 (the "Prior Agreement");

WHEREAS, pursuant to the Prior Agreement, Holdings owns one hundred percent (100%) of the membership interests of the Company;

WHEREAS, concurrently herewith, the Company, the Investor, and Holdings are entering into (i) that certain Class A Unit Purchase Agreement, dated as of the date hereof (the "Unit Purchase Agreement"), pursuant to which the Investor is acquiring one hundred (100) Class A Units of the Company for aggregate consideration of $2,500,000, and (ii) that certain Protection Agreement, dated as of the date hereof (the "Protection Agreement"), by and among Glass House Brands Inc., Holdings, and the Company;

WHEREAS, the Members desire to amend and restate the Prior Agreement in its entirety to (i) establish a three-class unit structure consisting of Class A Units, Class B Units, and Exchangeable Units, (ii) set forth the rights, preferences, and obligations of each class of Units, and (iii) govern the management and affairs of the Company following the Deconsolidation Transaction (as defined below);

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NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Defined Terms.

As used in this Agreement, the following terms have the meanings set forth below:

"Act" means the California Revised Uniform Limited Liability Company Act (Cal. Corp. Code §§ 17701.01 et seq.), as amended from time to time.

"Additional Member" has the meaning set forth in Section 3.03.

"Affiliate" means, with respect to any specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with such specified Person.

"Agreement" has the meaning set forth in the preamble.

"Applicable Premium Trigger Event" has the meaning set forth in the Unit Purchase Agreement.

"Board" means the Board of Managers of the Company, as constituted from time to time in accordance with Article VI.

"Cannabis Laws" means all applicable state and local laws, rules, regulations, orders, and licensing requirements relating to the cultivation, manufacture, distribution, dispensing, testing, or sale of cannabis or cannabis products, including without limitation the California Medicinal and Adult-Use Cannabis Regulation and Safety Act (Cal. Bus. & Prof. Code §§ 26000 et seq.) and all regulations promulgated thereunder by the California Department of Cannabis Control.

"Cannabis License" means any license, permit, authorization, approval, or registration issued by any Governmental Authority (including the California Department of Cannabis Control and any applicable local jurisdiction) authorizing the conduct of any cannabis-related activity.

"Cannabis Regulatory Body" means the California Department of Cannabis Control, or any successor agency thereto, and any applicable local licensing authority with jurisdiction over any Cannabis License held by the Company or any Subsidiary.

"Class A Units" has the meaning set forth in Section 3.01(a).

"Class B Units" has the meaning set forth in Section 3.01(b).

"Conversion Event" means the occurrence of both (i) the Triggering Event Date and (ii) the delivery by Holdings to the Company of a written notice electing to convert all (and not less than all) of the Exchangeable Units held by Holdings into Class B Units.

"Covered Person" has the meaning set forth in Section 10.01.

"Deconsolidation Transaction" means the transactions contemplated by this Agreement, the Unit Purchase Agreement, and the Protection Agreement, pursuant to which the Company is separated from the consolidated financial statements of Glass House Brands Inc. for U.S. GAAP purposes.

"Distributions" has the meaning set forth in Section 5.01.

"Effective Date" has the meaning set forth in the preamble.

"Exchangeable Units" has the meaning set forth in Section 3.01(c).

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"Final Order Date" means the date on which the U.S. Department of Justice issues a final order reclassifying marijuana for adult non-medical (recreational) use to Schedule III of the Controlled Substances Act (21 U.S.C. § 811 et seq.).

"Fiscal Year" means the calendar year, or such other annual accounting period as the Board may from time to time designate.

"Governmental Authority" means any federal, state, local, or foreign governmental or regulatory authority, agency, court, instrumentality, or self-regulatory organization.

"Holdings" has the meaning set forth in the preamble.

"Interim Period" means the period commencing on the Effective Date and ending on the date on which all Exchangeable Units have been converted into Class B Units pursuant to Section 3.04.

"Investor" has the meaning set forth in the preamble.

"Manager" means each individual serving as a member of the Board, as designated pursuant to Article VI.

"Members" has the meaning set forth in the preamble.

"Non-Voting Units" means the Exchangeable Units.

"Parent" means Glass House Brands Inc., a British Columbia corporation, and its successors and permitted assigns.

"Person" means any individual, corporation, limited liability company, partnership, trust, estate, association, governmental authority, or other entity.

"Prior Agreement" has the meaning set forth in the recitals.

"Profits Interest" has the meaning set forth in the Unit Purchase Agreement.

"Protection Agreement" has the meaning set forth in the recitals.

"Repurchase/Put Price" has the meaning set forth in the Unit Purchase Agreement.

"Stock Exchange Permissibility Date" means the date on which the New York Stock Exchange (or such other U.S. national securities exchange on which the Parent's shares are listed or proposed to be listed) first permits the listing of companies that consolidate the financial results of entities involved in the cultivation, distribution, or possession of marijuana (as defined in 21 U.S.C. § 802) for non-medical (adult-use) purposes in the United States, as such date is reasonably determined by Parent.

"Subsidiary" means any Person directly or indirectly controlled by the Company.

"Transfer" means any direct or indirect sale, assignment, transfer, pledge, hypothecation, encumbrance, or other disposition of a Unit or any economic or other interest therein, whether voluntary or involuntary.

"Triggering Event Date" means the Stock Exchange Permissibility Date.

"Unit Purchase Agreement" has the meaning set forth in the recitals.

"Units" means, collectively, the Class A Units, the Class B Units, and the Exchangeable Units.

"Voting Units" means the Class A Units and, following issuance, the Class B Units.

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ARTICLE II

ORGANIZATION

Section 2.01 Formation.

The Company was formed pursuant to the Act by the filing of Articles of Organization with the California Secretary of State on October 27, 2020. The Members hereby agree to be bound by the terms of this Agreement.

Section 2.02 Name.

The name of the Company is Glass House Retail, LLC. The Company may conduct business under such assumed names as the Board may determine from time to time.

Section 2.03 Principal Office.

The principal office of the Company shall be located at 3645 Long Beach Boulevard, Long Beach, California 90807, or such other location as the Board may from time to time designate.

Section 2.04 Registered Agent.

The office and registered agent for service of process on the Company in the State of California shall be as designated in the Articles of Organization, or such other office or person as the Board may designate in the manner provided by the Act.

Section 2.05 Purpose.

The purpose of the Company is to operate and manage cannabis retail dispensaries and related operations in the State of California, including by holding, directly or indirectly through Subsidiaries, Cannabis Licenses necessary therefor, and to engage in any and all lawful acts or activities for which limited liability companies may be organized under the Act and as are necessary, incidental, or convenient to the foregoing.

Section 2.06 Term.

The term of the Company shall be perpetual unless the Company is dissolved in accordance with Article XI.

Section 2.07 No State Law Partnership.

The Members intend that the Company not be a partnership (including a limited partnership) or joint venture for any purpose, and no Member shall be deemed a partner or co-venturer of any other Member or of the Company by reason of this Agreement. The Act shall govern the relationship among the Members and between the Members and the Company, except as this Agreement otherwise provides.

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ARTICLE III

UNITS; CAPITAL STRUCTURE

Section 3.01 Authorization of Units.

The limited liability company interests of the Company shall be represented by units ("Units") divided into three classes as follows:

(a)  Class A Units. The Company is authorized to issue up to one hundred (100) Class A Units ("Class A Units"). Class A Units shall: (i) be entitled to one (1) vote per Unit on all matters submitted to a vote of the Members or the Board, as applicable; (ii) be entitled to receive Distributions and liquidation proceeds in accordance with Article V and Article XI; and (iii) be convertible into Class B Units upon occurrence of a Conversion Event in the manner set forth in Section 3.04, subject to the adjustment set forth in Section 3.05. As of the Effective Date, the Investor holds one hundred (100) Class A Units, representing all outstanding Class A Units.

(b)  Class B Units. The Company is authorized to issue Class B Units ("Class B Units") solely upon the conversion of Exchangeable Units pursuant to Section 3.04 or upon the conversion of Class A Units pursuant to Section 3.05. No Class B Units shall be issued prior to the Triggering Event Date. Class B Units shall: (i) be entitled to one (1) vote per Unit on all matters submitted to a vote of the Members or the Board, as applicable; and (ii) be entitled to receive Distributions and liquidation proceeds in accordance with Article V and Article XI. Class B Units shall have economics identical to Class A Units.

(c)  Exchangeable Units. The Company is authorized to issue up to nine hundred (900) Exchangeable Units ("Exchangeable Units"). Exchangeable Units shall: (i) carry no voting rights and shall not be entitled to vote on any matter submitted to the Members; (ii) carry no right to receive Distributions of any kind, whether in cash, in kind, or upon liquidation, unless and until converted into Class B Units; (iii) carry no right to receive any portion of liquidation proceeds; and (iv) be convertible into Class B Units solely following the Triggering Event Date, in the manner set forth in Section 3.04. As of the Effective Date, Holdings holds nine hundred (900) Exchangeable Units, representing all outstanding Exchangeable Units. The Exchangeable Units shall not be issued to, transferred to, or held by any Person other than Holdings and its permitted transferees without the prior written consent of the Board.

A schedule of the Units outstanding as of the Effective Date is set forth on Exhibit A attached hereto.

Section 3.02 Certificates.

The Company shall not be required to issue certificates to evidence Units. The Company shall maintain a register of Units in its books and records, and such register shall constitute the definitive record of Unit ownership. Any Transfer of Units must be reflected in the Company's register to be effective.

Section 3.03 Admission of Additional Members.

Except as expressly permitted pursuant to Section 3.04 (conversion of Exchangeable Units) and the Unit Purchase Agreement, no additional Member may be admitted to the Company and no additional Units may be issued without (i) the prior written consent of Holdings and (ii) compliance with all applicable Cannabis Laws, including any required regulatory approvals from each applicable Cannabis Regulatory Body.

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Section 3.04 Conversion of Exchangeable Units.

(a) Trigger and Election. Following the Triggering Event Date, Holdings shall have the right, but not the obligation, to convert all (and not less than all) of the Exchangeable Units held by Holdings into Class B Units by delivering a written notice of election (a "Conversion Notice") to the Company and the Investor specifying the date of conversion (the "Conversion Date"), which date shall be no fewer than five (5) Business Days following delivery of the Conversion Notice.

(b) Conversion Ratio. Each Exchangeable Unit shall convert into one (1) Class B Unit, subject to adjustment for any Unit splits, combinations, reclassifications, or similar events affecting Units.

(c) Regulatory Conditions. No conversion of Exchangeable Units shall be effective unless and until all requisite approvals from each applicable Cannabis Regulatory Body have been obtained, including any required change-of-ownership approvals from the California Department of Cannabis Control and each applicable local jurisdiction. Holdings shall be responsible for obtaining all such approvals at its sole cost and expense, and shall use commercially reasonable efforts to obtain such approvals as promptly as practicable following delivery of a Conversion Notice.

(d) Effect of Conversion. Upon the Conversion Date, the Exchangeable Units shall automatically convert into Class B Units and shall cease to exist as Exchangeable Units. Holdings shall thereafter be a holder of Class B Units with the full voting and economic rights associated therewith. The Company shall promptly update its Unit register to reflect the conversion.

Section 3.05 Class A Unit Adjustment Upon Conversion.

Upon any conversion of Exchangeable Units pursuant to Section 3.04, if, following the issuance of Class B Units to Holdings, the Class A Units would represent less than ten percent (10%) of the total issued and outstanding Units (treating all Units, including the newly issued Class B Units, on an as-converted basis), the Company shall automatically issue to the Investor, without further consideration, such additional Class A Units as are necessary so that, immediately following such issuance, the Class A Units represent not less than ten percent (10%) of the total issued and outstanding Units. For the avoidance of doubt, in no event shall Holdings hold, following conversion of all Exchangeable Units, more than ninety percent (90%) of all outstanding Units.

Section 3.06 No Preemptive Rights.

Except as expressly set forth herein or in the Unit Purchase Agreement, no Member shall have any preemptive, preferential, or other right to subscribe for or acquire additional Units.

ARTICLE IV

CAPITAL CONTRIBUTIONS

Section 4.01 Initial Capital Contributions.

(a) The Investor's initial capital contribution shall be the cash consideration paid by the Investor pursuant to the Unit Purchase Agreement in exchange for the Class A Units.

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(b) Holdings' initial capital contribution shall be the net assets of the Company transferred to the Company pursuant to the Deconsolidation Transaction as of the Effective Date, as reflected on the Company's books and records.

Section 4.02 No Additional Obligations.

Except as expressly provided in this Agreement or as the Board may determine, no Member shall be required to make any additional capital contribution to the Company. No Member shall have any personal liability for any obligation of the Company by reason of being a Member.

Section 4.03 Capital Accounts.

The Company shall maintain a separate capital account for each Member in accordance with the applicable Treasury Regulations under Section 704(b) of the Internal Revenue Code. Each Member's capital account shall be (a) credited with such Member's capital contributions and allocations of income and gain, and (b) debited with such Member's allocations of loss and deduction and amounts distributed to such Member (including any Distributions).

Section 4.04 Return of Capital.

No Member shall have the right to demand or receive the return of such Member's capital contribution, except upon dissolution and winding up of the Company in accordance with Article XI. No Member shall be entitled to receive any interest on such Member's capital contribution.

ARTICLE V

DISTRIBUTIONS

Section 5.01 Distributions.

(a) General. Subject to the limitations set forth in this Article V and the Protection Agreement, distributions of available cash of the Company ("Distributions") shall be made to the holders of Class A Units and Class B Units (and not to holders of Exchangeable Units) at such times and in such amounts as the Board may determine in its discretion. For the avoidance of doubt, holders of Exchangeable Units shall have no right to receive any Distribution of any kind, whether in cash, in kind, or otherwise, unless and until such Exchangeable Units have been converted into Class B Units pursuant to Section 3.04.

(b) Distribution Caps During Interim Period. Notwithstanding Section 5.01(a), and without limiting any additional restrictions set forth in the Protection Agreement, Distributions to holders of Class A Units shall not exceed $25,000 (the "Monthly Distribution Cap"). No Distribution shall be made pursuant to this Section 5.01(b) if, after giving effect thereto, the Company would not have sufficient cash to meet its reasonably anticipated operating expenses and obligations.

(c) Pari Passu. All Distributions shall be made to holders of Class A Units and Class B Units pro rata in proportion to the number of Class A Units and Class B Units held by each such holder as a percentage of total outstanding Class A Units and Class B Units.

(d) Withholding. The Company may withhold from any Distribution any amounts required to be withheld under applicable federal, state, local, or foreign tax law. Any amounts so withheld shall be treated as having been distributed to the Member on whose account such withholding was made.

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(e) Tax Distributions. The Company will make best efforts to provide the holders of Class A Units with annual tax Distributions, as reasonably determined by the Board.

Section 5.02 Limitations on Distributions.

No Distribution shall be made if, after giving effect to such Distribution, the Company would not be able to pay its debts as they become due in the ordinary course of business or the Company's total assets would be less than the sum of its total liabilities, in each case determined in accordance with the Act. The Board shall be entitled to establish such reasonable reserves as it deems necessary or appropriate prior to making any Distribution.

ARTICLE VI

MANAGEMENT

Section 6.01 Board of Managers.

The business and affairs of the Company shall be managed by or under the direction of the Board. The Board shall consist of not fewer than one (1) and not more than three (3) Managers, as determined from time to time in accordance with this Article VI. The initial Board shall consist of three (3) Managers.

Section 6.02 Designation of Managers.

(a) Investor Designation. For so long as the Investor holds more than fifty percent (50%) of the outstanding Class A Units, the Investor shall have the right to designate two (2) Managers (the "Investor Managers"). The initial Investor Managers are Jared Beilke and Nicholas Sarris.

(b) Holdings Designation. Holdings shall have the right to designate one (1) Manager (the "Holdings Manager"); provided, however, that (i) the Holdings Manager shall at no time constitute a majority of the total number of Managers serving on the Board, and (ii) for so long as any Exchangeable Units remain outstanding, Holdings shall not be entitled to appoint more than one (1) Manager. The initial Holdings Manager is Kyle Kazan.

(c) Limitations on Holdings Manager's Vote. Notwithstanding Section 6.01 and any other provision of this Agreement, during the Interim Period, the Holdings Manager shall not have the right to vote in his or her capacity as a Manager on any of the following matters (collectively, the "Reserved Operational Matters"):

(i)  Approval of the Company's annual business plan or budget;

(ii)  The appointment, removal, or replacement of any executive officer of the Company or any Subsidiary;

(iii)  Compensation of executive officers of the Company or any Subsidiary;

(iv)  Any matter that the Protection Agreement expressly requires the consent of Holdings in its capacity as a Member (as opposed to in its capacity as a Manager); or

(v)  Any other matter as to which Holdings' consent is required pursuant to the Protection Agreement.

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(d) Removal and Replacement. Any Manager may be removed at any time, with or without cause, by the Member that designated such Manager. Vacancies on the Board shall be filled by the Member entitled to designate the vacant seat. In addition, any Manager shall be automatically and immediately removed from the Board if: (i) any Cannabis Regulatory Body determines that such Manager is not suitable to hold an interest or position in a cannabis business; (ii) any Cannabis Regulatory Body revokes or threatens to revoke a Cannabis License citing the unsuitability of such Manager; (iii) continued service of such Manager is made a condition of any regulatory proceeding affecting any Cannabis License; or (iv) such Manager repeatedly fails to attend required meetings with licensing authorities.

Section 6.03 Board Actions; Meetings.

(a) Meetings. The Board shall meet at least quarterly and at such other times as any Manager may request. Meetings may be held in person, by telephone, video conference, or other means of communication by which all participants can hear each other. Notice of any meeting shall be provided to each Manager at least five (5) Business Days in advance (or such shorter period as all Managers may agree).

(b) Quorum and Voting. A quorum shall consist of a majority of the total number of Managers then serving on the Board, provided that at least one Investor Manager is present. Except as set forth in Section 6.02(c) and Section 6.04, all decisions of the Board shall be made by a majority vote of the Managers present at a duly called meeting at which a quorum is present, or by written consent of a majority of all Managers then serving on the Board.

(c) Written Consent. Any action required or permitted to be taken at a meeting of the Board may be taken without a meeting if all Managers entitled to vote on such action consent thereto in writing.

Section 6.04 Supermajority and Unanimous Approval Matters.

During the Interim Period, the following actions shall require the unanimous approval of all Managers (including the Holdings Manager, except to the extent the Holdings Manager's vote is restricted pursuant to Section 6.02(c)):

(a)  Any amendment to this Agreement, the Articles of Organization, or the Protection Agreement;

(b)  Any merger, consolidation, restructuring, or recapitalization of the Company;

(c)  Any dissolution or liquidation of the Company;

(d)  Any issuance of Units or other securities of the Company (other than as expressly provided herein);

(e)  Any sale of all or substantially all of the assets of the Company;

(f)  Any incurrence of indebtedness exceeding $500,000 in the aggregate at any time outstanding; and

(g)  Any transaction that would prevent, impede, delay, or restrict the conversion of Exchangeable Units into Class B Units pursuant to Section 3.04.

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For the avoidance of doubt, the foregoing list supplements, and does not supersede, any consent rights of Holdings set forth in the Protection Agreement. Any action by the Company that is not permitted by or would breach the Protection Agreement shall be void and of no force or effect.

Section 6.05 Officers.

The Board may, from time to time, designate one or more officers of the Company (each, an "Officer") with such titles and delegated authorities as the Board may determine. Any Officer shall serve until removed by the Board. The initial Officers are set forth on Exhibit B attached hereto. Any action taken by an Officer within the scope of such Officer's delegated authority shall bind the Company.

Section 6.06 No Control by Holdings.

Notwithstanding any other provision of this Agreement or the Protection Agreement, during the Interim Period, neither Parent nor Holdings shall have, nor shall be deemed to have, control of or the right to direct the business, operations, or activities of the Company or any Subsidiary. The covenants and consent rights set forth in the Protection Agreement are intended solely to preserve the value of the Exchangeable Units and do not, and shall not be construed to, constitute control of the Company by Holdings or Parent. The parties acknowledge and agree that this Section 6.06 is essential to achieving and maintaining GAAP deconsolidation of the Company from the Parent's consolidated financial statements.

Section 6.07 Fiduciary Duties.

Each Manager shall owe to the Company and the Members the fiduciary duties of loyalty and care imposed by applicable California law. Notwithstanding the foregoing, to the maximum extent permitted by the Act, no Manager shall be liable to the Company or to any Member for any act or omission made in good faith reliance on the provisions of this Agreement. To the fullest extent permitted under the Act, each Manager and each of its Affiliates may engage in, invest in, manage, advise, acquire, hold, develop, finance, pursue, or participate in any business, investment, transaction, venture, or opportunity, whether or not competitive with the Company and whether or not within the same or similar line of business as the Company, without any duty to present, offer, communicate, or otherwise make available that business, investment, transaction, venture, or opportunity to the Company or any Member.

ARTICLE VII

VOTING RIGHTS OF MEMBERS

Section 7.01 Voting Rights.

(a) Only holders of Voting Units (Class A Units and, following issuance, Class B Units) shall have the right to vote on any matter submitted to a vote of the Members. Each Voting Unit shall entitle the holder thereof to one (1) vote per Unit.

(b) Holders of Exchangeable Units shall have no voting rights and shall not be entitled to vote or consent on any matter, including without limitation any matter relating to the management, operation, or affairs of the Company.

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Section 7.02 Member Meetings; Written Consent.

The Members shall act by written consent or at meetings called and held in accordance with the Act. Any action required or permitted to be taken by the Members may be taken without a meeting if consented to in writing by Members holding a majority of the outstanding Voting Units entitled to vote thereon (or such higher percentage as may be required by this Agreement or the Act for a specific action).

Section 7.03 Matters Requiring Holdings Consent.

In addition to any voting rights set forth in Section 7.01, and notwithstanding the absence of voting rights attaching to Exchangeable Units, the following actions shall require the prior written consent of Holdings (in its capacity as holder of Exchangeable Units), which consent shall not be unreasonably withheld, conditioned, or delayed to the extent inconsistent with the Protection Agreement:

(a)  Any amendment to this Agreement that would adversely affect the rights of Holdings as holder of Exchangeable Units in a manner disproportionate to the effect on holders of Voting Units;

(b)  Any action that would result in the Exchangeable Units being entitled to fewer Class B Units upon conversion than would result under Section 3.04 on the date of this Agreement; and

(c)  Any action expressly requiring Holdings' consent pursuant to the Protection Agreement.

ARTICLE VIII

TRANSFERS OF UNITS

Section 8.01 Restrictions on Transfer.

No Member may Transfer all or any portion of such Member's Units without the prior written consent of the Board, which consent may be granted or withheld in the Board's sole and absolute discretion, except for Transfers expressly permitted pursuant to Section 8.02. Any purported Transfer in violation of this Article VIII shall be null and void and of no force or effect, and the Company shall not recognize any such Transfer or register any such transferee as a Member.

Section 8.02 Permitted Transfers.

Notwithstanding Section 8.01:

(a)  Holdings may Transfer Exchangeable Units to any wholly owned Subsidiary of Parent, provided that: (i) such transferee assumes all obligations of Holdings hereunder and under the Protection Agreement with respect to the transferred Units; (ii) all requisite Cannabis Regulatory Body approvals have been obtained; and (iii) such Transfer would not result in a breach of the Protection Agreement.

(b)  The Investor may Transfer Class A Units to any Affiliate of the Investor, subject to: (i) the Board's reasonable consent; (ii) such transferee assuming all obligations of the Investor hereunder and under the Unit Purchase Agreement; (ii) such transferee can make all of the representations and warranties of Investor set forth in the Unit Purchase Agreement, (iii) such transferee would not be an Affected Member, and (iv) all requisite Cannabis Regulatory Body approvals having been obtained.

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(c) Any Transfer pursuant to the call right or put right set forth in the Unit Purchase Agreement.

No Transfer of any Units shall be effective unless the transferee has executed and delivered to the Company a joinder agreement in form and substance reasonably acceptable to the Board, pursuant to which the transferee agrees to be bound by all terms and conditions of this Agreement applicable to the transferring Member.

Section 8.03 Regulatory Compliance.

All Transfers of Units are subject to compliance with applicable Cannabis Laws and the prior approval of each applicable Cannabis Regulatory Body. The Company shall not record any Transfer in its Unit register until all required regulatory approvals have been obtained. Each Member agrees to cooperate with the Company and all applicable Cannabis Regulatory Bodies in connection with any required regulatory review of a proposed Transfer.

Section 8.04 Automatic Divestiture. If, during anytime while the Company or any Subsidiary holds a local or state license pursuant to applicable Cannabis Laws, any of the following occur to a Member or to a member, partner, or shareholder of an entity that is a Member, subject to the below, all interests of such Member (the "Affected Member") in the Company will automatically and immediately terminate, and the Affected Member will cease to be a Member:

(a)            The Affected Member is charged with or convicted of any criminal offense, if a conviction of the offense in question would, pursuant to a Cannabis Law, disqualify the Affected Member from owning a marijuana business. However, where an Affected Member is only charged with a criminal offense and not convicted, and where the Cannabis Regulatory Body and local licensing authorities are subject to a stay order, then the Affected Member’s Units shall not be subject to divestiture under this Section 8.04;

(b)            The Affected Member or any entity that it owns or controls incurs a revocation of any marijuana business license, and it is determined by the Board that such revocation has a material adverse effect upon the issuance or continued good standing of the Company’s marijuana business license;

(c)            A Cannabis Regulatory Body or local licensing authority issues a formal recommendation stating that the Affected Member is unfit to have an ownership or economic interest in a marijuana business;

(d)            A Cannabis Regulatory Body or local licensing authority issues a formal recommendation against the issuance to the Company of a marijuana business license or revokes a marijuana business license, which recommendation cites the participation of the Affected Member as a material factor in the decision, or a Cannabis Regulatory Body or local licensing authority conditions the issuance of a marijuana business license on the Company removing the Affected Member in the Company.

(e)            A Cannabis Regulatory Body or local licensing authority advises the Company or any Subsidiary in writing, or it is otherwise determined by court order, that a decision on the Company’s or any Subsidiary’s marijuana business license is being delayed beyond one (1) year following the filing of the Company’s or any Subsidiary’s application for a marijuana business license, and the Company or any Subsidiary is advised before or after said date that the sole reason for such delay is the participation of or concerns about the Affected Member.

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(f)            The Affected Member demonstrates a repeated failure to attend meetings with a Cannabis Regulatory Body or any local licensing authority as may be required for the Company or any Subsidiary business to be conducted. As used herein, repeated failure to attend shall be demonstrated by failure to attend any meeting without good cause, or any two (2) meeting with any licensing authority.

(g)            The Affected Member fails to provide information to the Cannabis Regulatory Body which is requested by or required by a Cannabis Regulatory Body.

(h)            If the Affected Member is a partnership or other business entity and not a natural person, a member of the Affected Member is disqualified from obtaining an ownership interest in a licensed marijuana business by final written determination of a Cannabis Regulatory Body, unless such member is divested from the Affected Member in a timely manner.

Section 8.05      Right to Transfer. In addition to the rights provided to an Affected Member in Section 8.06(a) below, prior to the automatic divestiture described above, for a period of twenty-one (21) days after a Member becomes an Affected Member such Affected Member shall have the right to Transfer its Units to an individual or entity that would not, upon such Transfer, be an Affected Member. Any such proposed Transfer that is not to a Permitted Transferee of the Affected Member shall be subject to the approval of the Board, acting in their sole discretion.

Section 8.06      Settling of Accounts Following Automatic Divestiture.

(a)            The Company shall continue in existence notwithstanding the automatic termination of any Member pursuant to Section 8.04 above. Notwithstanding any provision of this Agreement to the contrary, if the Affected Member is an entity and the occurrence of any of the events enumerated in Section 8.04 above is due to a member, partner, shareholder or manager of the Affected Member, the Affected Member shall have an option to redeem its Units within 90 days of such divestiture and shall be restored to its ownership position before the divestiture events occur if the Board, a court of law, or a Cannabis Regulatory Body provides a written assurance or order that Affected Member has removed the member, shareholder or manager that caused any of the events enumerated in Section 8.04 above, pursuant to the terms of the Affected Member’s governing documents.

(b)            Provided that there is no Transfer of the Affected Members Units pursuant to Section 8.05 above and the Affected Member’s Units is cancelled, the Company shall be liable for the terminated ownership interest of the Affected Member as follows: the Company shall deliver a note (the "Payoff Note") to the Affected Member for 100% of the for market value determined by the Managers based on the implied value of the Company pursuant to the most recent financing round, unless it is reasonably determined by the Company, that there has been (x) a material negative impact on the valuation of the Company since the most recent financing round or (y) the most recent financing round was completed more than 12 months prior to the date the Managers has notice of the event resulting in a member becoming an Affected Member, in which case the fair market value of the terminated ownership interest shall be determined by the Company, operating in good faith. The Payoff Note shall be payable over a three (3) year period and shall bear interest at a rate equal to the prime rate published in the Wall Street Journal on the date of payment plus one percent (1.0%) per annum or shall be discounted (using the same rate) to present value if an earlier payoff is required under the applicable Cannabis Law. The terms of the Payoff Note shall include equal monthly payments and shall be reasonable and customary for a transaction of this type. The Company may sell the Affected Member’s Units, in accordance with the terms of this Agreement, to finance the Payoff Note or for any other lawful reason.

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ARTICLE IX

BOOKS, RECORDS, AND REPORTING

Section 9.01 Books and Records.

The Company shall keep complete and accurate books and records of account of the Company's business and financial condition in accordance with U.S. generally accepted accounting principles ("GAAP"), applied consistently with prior periods.

Section 9.02 Financial Reporting.

The Company shall provide to Holdings (in addition to any reporting required under the Protection Agreement):

(a)  Monthly unaudited financial statements (balance sheet, income statement, and statement of cash flows) within fifteen (15) calendar days following the end of each calendar month;

(b)  Annual audited financial statements within ninety (90) days following the end of each Fiscal Year; and

(c)  Such other financial information as Holdings may reasonably request from time to time.

Section 9.03 Regulatory Reporting.

The Company shall promptly notify Holdings in writing of: (i) any written notice, inquiry, or citation from any Cannabis Regulatory Body relating to any Cannabis License; (ii) any threatened or pending revocation, suspension, or modification of any Cannabis License; and (iii) any material change in the Company's relationship with any Governmental Authority affecting the Company's cannabis operations.

ARTICLE X

INDEMNIFICATION AND LIABILITY

Section 10.01 Indemnification.

To the fullest extent permitted by the Act, the Company shall indemnify and hold harmless each Manager, Officer, and Member, and each of their respective Affiliates, officers, directors, members, employees, and agents (each, a "Covered Person") from and against any and all claims, demands, losses, damages, liabilities, costs, and expenses (including reasonable attorneys' fees) arising out of or relating to any act or omission of such Covered Person on behalf of the Company in good faith and in a manner reasonably believed to be in the best interests of the Company, except to the extent such act or omission constitutes fraud, gross negligence, or willful misconduct. Any indemnification hereunder shall be made solely from the assets of the Company, and no Member shall have any personal liability therefor.

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Section 10.02 Limitation of Liability.

To the fullest extent permitted by the Act, no Covered Person shall be liable to the Company or to any Member for any loss, damage, or claim arising from any act or omission made in good faith reliance on the provisions of this Agreement.

Section 10.03 Insurance.

The Company may purchase and maintain directors' and officers' liability insurance and such other insurance as the Board deems appropriate to protect the Company and any Covered Person.

ARTICLE XI

DISSOLUTION AND WINDING UP

Section 11.01 Dissolution Events.

The Company shall dissolve and its affairs shall be wound up upon the occurrence of any of the following events:

(a)  The unanimous written consent of all Members holding Voting Units;

(b)  The entry of a judicial decree of dissolution pursuant to the Act; or

(c)  Any other event giving rise to dissolution under the Act, unless the Members elect to continue the Company's existence pursuant to the Act.

For the avoidance of doubt, during the Interim Period, the Company may not be dissolved without the prior written consent of Holdings, which may be given or withheld in Holdings' sole discretion pursuant to the Protection Agreement.

Section 11.02 Winding Up.

Upon dissolution, the Company shall immediately commence winding up its affairs. The Board shall serve as the liquidating trustee (or shall appoint a liquidating trustee) and shall take all actions necessary to wind up the Company's affairs, including giving notice to creditors, collecting assets, paying liabilities, and distributing remaining assets as provided in Section 11.03.

Section 11.03 Distribution of Proceeds Upon Liquidation.

Upon the winding up of the Company, the assets of the Company shall be applied and distributed in the following order of priority:

(a)  First, to creditors of the Company (including Members that are creditors, to the extent permitted by law) in satisfaction of all liabilities and obligations of the Company;

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(b)  Second, to the establishment of any reserves that the liquidating trustee deems necessary for contingent or unliquidated liabilities; and

(c)  Third, to the holders of Class A Units and Class B Units, pro rata in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs. For the avoidance of doubt, holders of Exchangeable Units shall receive no distribution upon liquidation unless and until such Exchangeable Units have been converted into Class B Units pursuant to Section 3.04.

ARTICLE XII

TAX MATTERS

Section 12.01 Tax Classification.

The Company shall be treated as a partnership for U.S. federal income tax purposes (or such other classification as the Board may determine), and the parties intend that the Company shall not elect to be treated as a corporation for U.S. federal income tax purposes without the prior written consent of Holdings.

Section 12.02 Tax Representative.

The Board shall designate a "Tax Representative" (within the meaning of Section 6223 of the Internal Revenue Code) for the Company. The Tax Representative shall have all rights and obligations of a tax matters partner or partnership representative under applicable law. Holdings shall have the right to approve the identity of the Tax Representative, which approval shall not be unreasonably withheld.

Section 12.03 Allocations.

Except as otherwise required by the Internal Revenue Code or applicable Treasury Regulations, items of Company income, gain, loss, deduction, and credit shall be allocated among the Members in proportion to their respective Units, taking into account the non-participating nature of the Exchangeable Units for all economic purposes.

ARTICLE XIII

PROTECTION AGREEMENT; RELATIONSHIP TO OTHER AGREEMENTS

Section 13.01 Protection Agreement.

The Company and the Members acknowledge that the Company is a party to the Protection Agreement and that the covenants and obligations set forth therein are incorporated herein by reference. To the extent of any conflict or inconsistency between this Agreement and the Protection Agreement, the Protection Agreement shall control. Any action by the Company, any Manager, or any Officer that is not permitted by or would breach the Protection Agreement is void and of no force or effect, and the Company shall have no authority to take any such action. Each Member represents that it has received and reviewed the Protection Agreement and is in agreement with its terms. Each Member agrees not to take any action that could cause the Protection Agreement to be breached by the Company.

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Section 13.02 Unit Purchase Agreement.

The Company acknowledges that it is a party to the Unit Purchase Agreement and that the terms thereof govern the call right and put right with respect to the Class A Units, among other matters. The Company shall perform its obligations under the Unit Purchase Agreement in accordance with its terms.

Section 13.03 Consulting Services Agreement.

The Company and the Members acknowledge that the Company has entered into or anticipates entering into a Consulting Services Agreement (the "CSA") with a subsidiary of Parent, pursuant to which such subsidiary shall provide certain management, consulting, advisory, and administrative services to the Company. The CSA shall be on arm's-length terms, with fees structured as cost reimbursement plus a margin, subject to a cap, and shall be terminable by either party on not fewer than ninety (90) days' prior written notice. The terms of the CSA shall not confer upon Parent or Holdings any right to direct or control the business, operations, or activities of the Company for purposes of Section 6.06 or for any GAAP consolidation analysis. Each Member represents that it has received and reviewed the CSA and is in agreement with its terms. Each Member agrees not to take any action that could cause the CSA to be breached by the Company.

ARTICLE XIV

MISCELLANEOUS

Section 14.01 Amendments.

This Agreement may be amended only by a written instrument signed by (i) Members holding a majority of the outstanding Voting Units, (ii) Holdings (in its capacity as holder of Exchangeable Units, to the extent such amendment would adversely affect the rights of Holdings as holder of Exchangeable Units or potential future holder of Class B Units or would otherwise require Holdings' consent pursuant to Section 7.03 or the Protection Agreement), and (iii) as required by Section 6.04. Notwithstanding the foregoing, no amendment shall be effective that would: (a) impair the conversion rights of Holdings with respect to the Exchangeable Units; (b) reduce or eliminate the Monthly Distribution Cap protections; or (c) modify Article XIII, in each case without the prior written consent of Holdings.

Section 14.02 Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to principles of conflicts of law, except to the extent that the Act mandates the application of any other law.

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Section 14.03 Dispute Resolution.

Any dispute, claim, or controversy arising out of or relating to this Agreement, including the breach, termination, enforcement, interpretation, or validity thereof, shall be resolved by binding arbitration in Los Angeles, California, in accordance with the Commercial Arbitration Rules of the American Arbitration Association, before a single arbitrator with experience in California business law. Judgment upon the award may be entered in any court of competent jurisdiction. Notwithstanding the foregoing, each party shall be entitled to seek injunctive relief or specific performance in any court of competent jurisdiction without waiving the right to arbitrate the underlying dispute, and without the necessity of proving damages or posting any bond.

Section 14.04 Specific Performance.

The parties acknowledge that the rights and obligations hereunder are unique and that monetary damages may be an inadequate remedy for any breach. Each party shall therefore be entitled to seek specific performance and injunctive relief in addition to any other remedy available at law or in equity.

Section 14.05 Entire Agreement.

This Agreement, together with the Unit Purchase Agreement, the Protection Agreement, and the CSA, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations, and discussions, whether oral or written, between the parties relating to the subject matter hereof, including the Prior Agreement.

Section 14.06 Severability.

If any provision of this Agreement is held to be invalid, illegal, or unenforceable in any jurisdiction, such provision shall be ineffective only to the extent of such invalidity, illegality, or unenforceability without affecting the remaining provisions hereof, and the parties shall negotiate in good faith to replace such provision with a valid provision that, as nearly as possible, achieves the same economic effect.

Section 14.07 Counterparts; Electronic Signatures.

This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Electronic signatures shall be deemed valid and binding to the same extent as original signatures.

Section 14.08 Notices.

All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered: (a) upon personal delivery; (b) the next Business Day after delivery to a nationally recognized overnight courier with tracking confirmation; or (c) upon confirmed email transmission, in each case addressed to the parties at the addresses set forth on Exhibit A, or such other address as a party may designate by written notice.

Section 14.09 Waiver.

No waiver of any provision of this Agreement shall be effective unless in writing. No failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof.

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Section 14.10 No Third-Party Beneficiaries.

Except as expressly set forth herein, nothing in this Agreement is intended to confer upon any Person other than the parties hereto any rights, benefits, or remedies of any nature.

Section 14.11 Further Assurances.

Each party shall execute and deliver such additional documents, instruments, and agreements, and shall take such further actions, as may be reasonably necessary or appropriate to carry out the purposes and intent of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Limited Liability Company Agreement as of the date first written above.

INVESTOR:

NSJB INVESTMENTS LLC, a California limited liability company

By:	/s/ Jared Beilke
Name: Jared Beilke
Title: CEO

HOLDINGS:

GHB USUB, LLC, a Delaware limited liability company

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Manager

COMPANY:

GLASS HOUSE RETAIL, LLC, a California limited liability company

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Manager

Signature Page to Glass House Retail Second A&R Operating Agreement

EXHIBIT A

UNIT REGISTER AND MEMBER INFORMATION

As of the Effective Date

Member	Class of Units	Number of Units	Address for Notices
NSJB Investments LLC	Class A Units	100	5855 Topanga Cyn. Blvd, Suite 300 Woodland Hills, CA 91367
GHB Usub, LLC	Exchangeable Units	900	3645 Long Beach Boulevard, Long Beach, California 90807
TOTAL		1,000

EXHIBIT B

INITIAL OFFICERS

Title	Name
Chief Executive Officer	Jennifer Barry